Chardan NexTech Acquisition 2 Corp.

17 State Street, 21st Floor

New York, NY 10004

August 9, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Deanna Virginio

Re:	Chardan NexTech Acquisition 2 Corp.
Registration Statement on Form S-1, as amended
Filed August 5, 2021
File No. 333-254010

Dear Ms. Virginio:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Chardan NexTech Acquisition 2 Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on Tuesday, August 10, 2021, or as soon as thereafter practicable.

Very truly yours,

/s/ Jonas Grossman
Jonas Grossman
President and Chief Executive Officer

cc:	Reed Smith LLP Greenberg Traurig, LLP